Mail Stop 3561

September 4, 2008

Mr. Daniel Thompson
Chief Executive Officer
Cardiff International, Inc.
16255 Ventura Blvd, Suite 525
Encino, CA 91436

      Re: Cardiff International, Inc.
           Form 10-K for the Fiscal Year Ended December 31, 2007
           File No. 000-49709

Dear Mr. Thompson:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Tia Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and
Health Care Services